Page 1







               		     SECURITIES AND EXCHANGE COMMISSION
			                         Washington, DC 20549


                           				SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                    			    (Amendment No. 1 )*

                    		 Premiere Radio Networks, Inc.
			                          (Name of Issuer)
			                        Common Stock-Class A
			                   (Title of Class of Securities)

                          				  740906102
	                          			(CUSIP Number)

         	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	                115 South Jefferson Road, Whippany, NJ 07981
			                           (201) 739-2202
	               	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           				June 19, 1997
           	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


Page 2

CUSIP NO.  740906102

                          				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
							                                            (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC,PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
							                                          	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                  		7       SOLE VOTING POWER:

                         			0

	                  	8       SHARED VOTING POWER:

                         			0

	                  	9       SOLE DISPOSITIVE POWER:

                         			0

 	                 	10      SHARED DISPOSITIVE POWER:

                         			0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                         		0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                         	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                          		0

14      TYPE OF REPORTING PERSON*:
	       BD

                			See Instructions Before Filling Out!





Page 3

                   			Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock-Class A of PremiereRadio Networks, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

Not Applicable

Item 5:  Interest in Securities of the Issuer (as of 3/7/97)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock-Class A of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock-Class A of the
	   	Issuer.  The details of these transactions are set forth in Appendix attached hereto.

	(d)	Not Applicable.

	(e)	On June 19, 1997 Jacor Communications, Inc. completed its acquisition of
     Premiere Radio Networks, Inc. According to the terms of the acquisition,
     Premiere Radio Networks, Inc. shareholders would receive $13.50 in cash and 0.138 Jacor Communications, Inc. share for each Premiere Radio
     Networks, Inc. share held. On June 19, 1997, Bear Stearns exchanged its holdings of Premiere Radio Networks, Inc. under the mentioned merger agreement. Therefore, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on June 19, 1997.

    *The aggregate amount beneficially owned included the 116,907 shares of Premiere Radio Networks, Inc. Common Stock which was immediately convertable into the Premiere Radio Networks, Inc. Common Stock-Class A.



Page 4





Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: July 2, 1997                               BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
					                                             	Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                    			    Trades from 4/11/97

                           (Various Firm Accounts)

                        ***** 06/19/*****

  351,380  PREMIERE RADIO NETWORKS INC    EXCHANGED            .00
                            ***** 06/12 *****
      997  PREMIERE RADIO NETWORKS INC    18 3/8         18,319.88
           DEL
    1,000  PREMIERE RADIO NETWORKS INC    18 3/8         18,375.00
           DEL
    3,000  PREMIERE RADIO NETWORKS INC    18 3/8         55,125.00
           DEL
   10,000  PREMIERE RADIO NETWORKS INC    18 1/2        185,000.00
           DEL
   10,000  PREMIERE RADIO NETWORKS INC    18 1/2        185,000.00
           DEL
       11  PREMIERE RADIO NETWORKS INC    18 3/8            202.13
           DEL-CL A
   10,000  PREMIERE RADIO NETWORKS INC    18 1/2        185,000.00
           DEL-CL A
   10,000  PREMIERE RADIO NETWORKS INC    18 1/2        185,000.00
           DEL-CL A
                        ***** 06/06 *****
      500  PREMIERE RADIO NETWORKS INC    17 3/4          8,875.00
           DEL
                        ***** 05/23 *****
      200  PREMIERE RADIO NETWORKS INC    17 3/4          3,550.00
           DEL
      200  PREMIERE RADIO NETWORKS INC    17 3/4          3,550.00
           DEL
                        ***** 05/21 *****
    1,000  PREMIERE RADIO NETWORKS INC    17 3/4         17,750.00
           DEL
    1,000  PREMIERE RADIO NETWORKS INC    17 3/4         17,750.00
           DEL
    1,100  PREMIERE RADIO NETWORKS INC    17 3/4         19,525.00
           DEL
    1,200  PREMIERE RADIO NETWORKS INC    17 3/4         21,300.00
           DEL
    7,500  PREMIERE RADIO NETWORKS INC    17 3/4        133,125.00
           DEL
                        ***** 05/19 *****
   25,000  PREMIERE RADIO NETWORKS INC    18            450,000.00
           DEL
                        ***** 05/09 *****
      800  PREMIERE RADIO NETWORKS INC    17 3/16        13,750.00
           DEL-CL A
    1,000- PREMIERE RADIO NETWORKS INC    17 1/2         17,499.41-
           DEL-CL A
                        ***** 05/08 *****
      500  PREMIERE RADIO NETWORKS INC    17 1/8          8,562.50
           DEL
                        ***** 05/05 *****
    5,000  PREMIERE RADIO NETWORKS INC    17 3/16        85,937.50
           DEL-CL A
   25,000  PREMIERE RADIO NETWORKS INC    17 3/16       429,687.50
           DEL-CL A
                        ***** 05/02 *****
    2,210  PREMIERE RADIO NETWORKS INC    17 1/8         37,846.25
           DEL
                        ***** 05/01 *****
    3,000- PREMIERE RADIO NETWORKS INC    17             50,998.30-
           DEL-CL A
                        ***** 04/30 *****
    1,200  PREMIERE RADIO NETWORKS INC    16 3/4         20,100.00
           DEL-CL A
    1,000  PREMIERE RADIO NETWORKS INC    16 3/4         16,750.00
           DEL
                        ***** 04/24 *****
    1,000  PREMIERE RADIO NETWORKS INC    16 3/4         16,750.00
           DEL
                       ***** 04/14 *****
  105,000  PREMIERE RADIO NETWORKS INC    16.8750     1,771,875.00
           DEL-CL A
      900- PREMIERE RADIO NETWORKS INC    16 15/16       15,243.24-
           DEL-CL A
    1,000- PREMIERE RADIO NETWORKS INC    16 15/16       16,936.93-
           DEL-CL A
    5,200- PREMIERE RADIO NETWORKS INC    16 15/16       88,072.06-
           DEL-CL A
    6,000- PREMIERE RADIO NETWORKS INC    16 15/16      101,621.61-
           DEL-CL A
   10,000- PREMIERE RADIO NETWORKS INC    16 15/16      169,369.35-
           DEL-CL A
   10,000- PREMIERE RADIO NETWORKS INC    16 15/16      169,369.35-
           DEL-CL A
                        ***** 04/14 *****
   18,100- PREMIERE RADIO NETWORKS INC    16 15/16      306,558.53-
           DEL-CL A
   24,000- PREMIERE RADIO NETWORKS INC    16 15/16      406,486.45-
           DEL-CL A
   50,000- PREMIERE RADIO NETWORKS INC    16 15/16      846,846.77-
           DEL-CL A
                        ***** 04/11 *****
   25,850  PREMIERE RADIO NETWORKS INC    16 7/8        436,218.75
           DEL-CL A
   10,000  PREMIERE RADIO NETWORKS INC    16.8375       168,375.00
           DEL-CL A




                 (Various Discretionary Accounts)
                        ***** 06/19 *****

   33,402  PREMIERE RADIO NETWORKS INC    EXCHANGED            .00

                        ***** 05/19 *****

    8,402  PREMIERE RADIO NETWORKS INC    18            151,236.00